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                              April 18, 2024

       Naveen Krishnarao Kulkarni
       Chief Executive Officer and President
       Quantumzyme Corp.
       15656 Bernardo Center Drive
       Suite 801
       San Diego, CA 92127

                                                        Re: Quantumzyme Corp.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed April 3, 2024
                                                            File No. 024-12403

       Dear Naveen Krishnarao Kulkarni:

                                                        We have reviewed your
amended offering statement and have the following comment(s).

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 14, 2024 letter.

       Amendment No. 1 to Offering Statement on Form 1A submitted April 3, 2024

       Cover Page

   1.                                                   We reissue comment 1.
Please revise the chart on the cover page and on page 9 to clarify the conversion ratios
and the meaning of "NTL."
       Description of Business
       Company Overview, page 21

   2.                                                   We note your disclosure
on pages 31 that you plan    to establish [y]ourselves as industry
                                                        leaders by solving
complex chemistry problems in the pharmaceutical, fragrances, and flavors sectors."
Additionally, on page 26 when referring to your Scientifics Advisory
                                                        Board, you state that
it "consists of world class scientist." For all statements throughout the offering statement
regarding industry leadership, please substantiate your claims or remove such statements.
In addition, where you disclose these statements, please briefly
 Naveen Krishnarao Kulkarni
Quantumzyme Corp.
April 18, 2024
Page 2
         describe how you will measure and compared against other companies.
3. We note the revised disclosure on page 21. Please revise to identify your first product, which you describe as "an enzyme engineered for use in pharmaceutical API production,"
         where "API" is defined as active pharmaceutical ingredients. On page 25, you state that
         "the first developed biocatalyst is for Ibuprofen." Clarify if that is your product, and if it is your first product, please revise page 21 accordingly.
The Quantumzyme Solution, page 25

4. We note your response to our previous comments 2 and 3 and reissue the comments It is unclear where in the document you have described your current programs. Please revise the document to clarify how many programs you have underway. For the phases described on page 25, describe the current phase for each program. Please explain how you use the OZyme Workbench in relation to your product development and/or these phases, to the extent you do. It is unclear how these items relate to one another. On page
         21, where you state that your first product "has been validated in the lab and is ready for commercial application and launch," please revise to clarify what you mean by
         "validated." In addition, revise the last two sentences to identify the product, the type of manufacturers, pharmaceuticals, distributors and enzymes and the relevant markets.
USA and Europe, page 27

5. We note your revised disclosure to our previous comment 6 relating to government regulations applicable to the bioengineer enzymes industry. Please expand your disclosure further to identify the governmental authorities and the laws and regulations relating to the manufacture of your products or related, health and safety and environmental laws or regulations that are material to your business, for example, in those countries where you plan to operate or market your products.
Report of Independent Registered Public Accounting Firm, page 53

6.     We note that the Public Company Accounting Oversight Board (   PCAOB   )
has revoked
       the registration of your auditor, Gries & Associates, LLC. You can find a copy of the
       order on the PCAOB   s website at
https://assets.pcaobus.org/pcaob-dev/docs/default-

source/
enforcement/decisions/documents/105-2024-011-gries.pdf?sfvrsn=b9b25830_4.
       As this auditor is no longer registered with the PCAOB, you may not include their audit reports or consents that reference PCAOB standards in your filings with the Commission on or after the date of deregistration. We also note that in Part I,
Item 4 you checked the
       box that this is a Tier 1 offering, and as permitted, you have included unaudited financial statements. Furthermore, we note that on page 58 of the offering circular you referred to
FirstName LastNameNaveen Krishnarao Kulkarni
       the financial statements as unaudited in the heading to the notes of the July 31, 2023 and
Comapany
       2022NameQuantumzyme
             financial statements.Corp.
                                    Please revise your filing to remove the
audit report from Gries
       & Associates,
April 18, 2024 Page 2LLC and label each of the primary financial statements as unaudited.
FirstName LastName
 Naveen Krishnarao Kulkarni
FirstName   LastNameNaveen Krishnarao Kulkarni
Quantumzyme     Corp.
Comapany
April       NameQuantumzyme Corp.
       18, 2024
April 318, 2024 Page 3
Page
FirstName LastName
       Please contact Robert Augustin at 202-551-8483 or Abby Adams at 202-551-6902 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Industrial
Applications and
                                                       Services